Exhibit 21.1
Subsidiaries of Rockwell Medical, Inc.
Rockwell Medical, Inc.’s subsidiaries as of December 31, 2020 is listed below:

Subsidiaries	Jurisdiction of Organization
Rockwell Transportation, Inc.	Michigan
Rockwell Medical India Private Limited	India